EXHIBIT 2

GLOBAL SOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	As at December 31,	As at December 31,
	2011	2010
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$81,903	$101,298
Term deposits with banks	2,764	1,411
Financial assets, available-for-sale	13,250	-
Accounts receivables	4,711	3,919
Receivables from sales representatives	6,523	8,248
Inventories	230	435
Prepaid expenses and other current assets	20,895	20,269
	130,276	135,580
Non-current assets
Property and equipment	55,761	76,514
Investment properties	75,370	-
Intangible assets	11,946	10,449
Long term investment	100	100
Deferred income tax assets	325	504
Other non-current assets	2,552	2,556
	146,054	90,123
Total assets	$276,330	$225,703

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$7,698	$9,600
Deferred income and customer prepayments	101,841	90,617
Accrued liabilities	17,723	14,269
Income tax liabilities	714	650
	127,976	115,136
Non-current liabilities
Deferred income and customer prepayments	8,290	6,710
Deferred income tax liabilities	1,510	1,397
	9,800	8,107
Total liabilities	137,776	123,243

Equity attributable to Company’s shareholders
Common shares	518	516
Treasury shares	(150,089)	(150,089)
Other reserves	152,591	146,691
Retained earnings	126,653	97,177
Total Company shareholders’ equity	129,673	94,295
Non-controlling interests	8,881	8,165
Total equity	$138,554	$102,460
Total liabilities and equity	$276,330	$225,703

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 1)	$36,863	$31,714	$141,475	$122,203
Exhibitions	35,475	29,896	77,973	69,450
Miscellaneous	1,669	1,399	5,617	4,996
	$74,007	$63,009	$225,065	$196,649
Operating Expenses:
Sales (Note 2)	26,305	23,407	81,363	71,923
Event production	11,273	8,299	24,637	21,875
Community and content (Note 2)	9,430	8,729	34,078	31,923
General and administrative (Note 2)	11,721	9,289	40,660	33,463
Information and technology (Note 2)	3,070	2,942	12,607	11,839
Total Operating Expenses	$61,799	$52,666	$193,345	$171,023
Profit from Operations	$12,208	$10,343	$31,720	$25,626
Interest income	161	85	360	510
Gain on sale of available-for-sale securities…	-	1,223	-	1,223
Profit before Income Taxes	$12,369	$11,651	$32,080	$27,359
Income Tax Expense	(456)	(481)	(1,613)	(1,117)
Net Profit	$11,913	$11,170	$30,467	$26,242
Net profit attributable to non-controlling interests	(24)	136	(991)	(991)
Net profit attributable to the Company’s shareholders	$11,889	$11,306	$29,476	$25,251
Basic net profit per share attributable to the Company’s shareholders	$0.35	$0.34	$0.87	$0.63
Shares used in basic net profit per share calculations	33,792,707	33,573,540	33,742,648	40,283,874
Diluted net profit per share attributable to the Company’s shareholders	$0.33	$0.32	$0.83	$0.61
Shares used in diluted net profit per share calculations	35,501,296	35,119,162	35,385,218	41,693,616

Note: 1.	Online and other media services consists of:

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)
Online services	$30,466	$25,466	$117,946	$96,125
Print services	6,397	6,248	23,529	26,078
	$36,863	$31,714	$141,475	$122,203

Note: 2.	Non-cash compensation expenses associated with the several employee equity compensation plans and Global Sources Directors Share Grant Award Plan included under various categories of expenses are as follows:

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)
Sales	$207	$194	$737	$545
Community and content	61	73	234	284
General and administrative	475	(7)	1,528	1,089
Information and technology	71	73	278	269
	$814	$333	$2,777	$2,187